October 24, 2019

Karri Callahan
Chief Eexecutive Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, Colorado 80237

       Re: RE/MAX Holdings, Inc.
           Registration Statement of Form S-3
           Filed October 15, 2019
           File No. 333-234187

Dear Ms. Callahan :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement of Form S-3

General

1. Please address the outstanding comments on your annual report on Form 10-K before requesting effectiveness.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Karri Callahan
RE/MAX Holdings, Inc.
October 24, 2019
Page 2

       Please contact Ruairi Regan at 202-551-3269 or James Lopez, Legal Branch Chief, at 202-551-3536 with any questions.



                                                         Sincerely,
FirstName LastNameKarri Callahan
                                                         Division of
Corporation Finance
Comapany NameRE/MAX Holdings, Inc.
                                                         Office of Real Estate
& Construction
October 24, 2019 Page 2
cc:       Gavin B. Grover, Esq.
FirstName LastName